UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

INNOVIVE PHARMACEUTICALS, INC.
____________________________________________________________
(Name of Issuer)

Common Stock, $.001 par value
____________________________________________________________
(Title of Class of Securities)

45774F 10 5
___________________________________________
(CUSIP Number)

Lindsay A. Rosenwald, M.D.
Paramount BioSciences, LLC
787 Seventh Avenue, 48th Floor
New York, NY 10019
(212) 554-4300
____________________________________________________________
(Name, Address and Telephone Number of Person
Authorized To Receive Notices and Communications)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule §240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)
__________________________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45774F 10 5	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lindsay A. Rosenwald, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,627,774
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,627,774
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,627,774
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.9%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 45774F 10 5	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paramount Biosciences, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,028,634
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,028,634
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,634
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.0%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of Innovive Pharmaceuticals, Inc., a Delaware corporation (“Innovive,” or the “Company”). The address of the Company’s principal executive offices is 555 Madison Avenue, 25th Floor, New York, NY 10022.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Lindsay A. Rosenwald, M.D. and Paramount Biosciences, LLC (“Paramount,” and collectively with Dr. Rosenwald, the “Reporting Persons”).

(b) The principal business address for Dr. Rosenwald and Paramount is 787 Seventh Avenue, 48th Floor, New York, NY 10019.

(c) Dr. Rosenwald is an investment banker and venture capitalist for Paramount BioCapital, Inc. and certain affiliates (including Paramount), each located at 787 Seventh Avenue, 48th Floor, New York, New York 10019. Paramount is a drug development firm and life sciences merchant bank, of which Dr. Rosenwald is the sole member.

(d), (e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Rosenwald is a citizen of the United States. Paramount is a New York limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Dr. Rosenwald acquired shares of Common Stock in connection with the Company’s initial capitalization on May 17, 2004. Paramount entered into a Future Advance Promissory Note dated as of June 21, 2004, as amended on June 21, 2006, with the Company, pursuant to which Paramount and one of its affiliates made certain loans to the Issuer. All outstanding principal and accrued and unpaid interest on such Future Advance Promissory Note was converted into 1,028,634 shares of the Company’s Series A Preferred Stock upon consummation of the Company’s private placement of its Series A Preferred Stock on June 29, 2006. All such shares of Series A Preferred Stock were converted, on a one-for-one basis, to Common Stock upon effectiveness of a registration statement covering such shares.

Paramount BioCapital, Inc. (“Paramount BioCapital”), a FINRA member broker-dealer, acted as placement agent for the Company in a private placement equity offering of Common Stock and warrants to purchase Common Stock that was consummated on April 24, 2007. In connection with such private placement, Paramount BioCapital has designated to Dr. Rosenwald, among other compensation, warrants to purchase 120,868 shares of the Company’s Common Stock. In addition, Paramount BioCapital acted as co-placement agent for the Company in the private placement equity offering of the Company’s Series A Preferred Stock consummated on June 29, 2006. In connection with such private placement, Paramount BioCapital has designated to Dr. Rosenwald, among other compensation, warrants to purchase 115,265 shares of the Company’s Common Stock. In addition, Paramount BioCapital acted as placement agent for the Company in a private placement debt offering of senior convertible notes that was consummated on June 28, 2005. In connection with such private placement, Paramount BioCapital has designated to Dr. Rosenwald, among other compensation, warrants to purchase 29,082 shares of the Company’s Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

The shares of the Issuer subject to this Statement are held by the Reporting Persons solely for investment purposes.

Although the Reporting Persons have not formulated any other definitive plan, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

(a) and (b)
Paramount beneficially owns 1,028,634 shares of Common Stock. Dr. Rosenwald beneficially owns 1,627,774 shares of Common Stock, consisting of the 1,028,634 shares of Common Stock held by Paramount, 333,925 shares of Common Stock held by Dr. Rosenwald, and currently exercisable warrants held by Dr. Rosenwald to purchase 265,215 shares of Common Stock.

According to information provided by the Company, as of December 31, 2007 there are 14,641,583 shares of Common Stock outstanding. Accordingly, based upon this information Paramount is the beneficial owner of 7.0% of the outstanding shares of Common Stock and Dr. Rosenwald is the beneficial owner of 10.9% of the outstanding shares of Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.  EXHIBITS.

Exhibit 99.1 Agreement to Jointly File Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008	/s/ Lindsay A. Rosenwald, MD
Lindsay A. Rosenwald, M.D.

Paramount Biosciences, LLC

/s/ Lindsay A. Rosenwald, MD
Lindsay A. Rosenwald, M.D., Sole Member